May 14, 2025

Catherine Owen Adams
Chief Executive Officer
Acadia Pharmaceuticals Inc.
12830 El Camino Real, Suite 400
San Diego, CA 92130

       Re: Acadia Pharmaceuticals Inc.
           Registration Statement on Form S-3
           Filed May 9, 2025
           File No. 333-287145
Dear Catherine Owen Adams:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Carlos Ramirez, Esq.